COLONIAL SURETY COMPANY

- Inc. 1930 -

123 Tice Boulevard, Suite 250

Woodcliff Lake, NJ 07677

201-573-8788

POSITION SCHEDULE DISHONESTY BOND

(For Any Type of Business 1 Year)

Bond No: **CSC-2R8093893F**   Premium: **$194.91**

In consideration of the agreed premium, COLONIAL SURETY COMPANY, a Pennsylvania corporation (the "Company"), hereby agrees to indemnify X1 Capital Inc. (the "Insured"), against any direct loss of money or other property that the Insured sustains, including money or other property of others held by the Insured or for which the Insured is legally liable, resulting directly from any fraudulent or dishonest act(s) committed by any Employee(s) named in the schedule attached, or who may be added thereto by written acceptance of the Company, acting alone or in collusion with others, not exceeding the sum specified in said schedule or written acceptance of the Company as to each Employee.

THE FOREGOING AGREEMENT IS SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

TERM OF BOND:

SECTION 1. The term of this bond begins at 12:01 A.M. on 30th day of April, 2026. standard time and as to added Positions, after the effective date of the Company"s written acceptance, at the address of the insured above given, and ends at 12:01 A.M., standard time or on the effective date of the cancellation of the bond in its entirety.

EXCLUSION:

SECTION 2: This bond does not apply to loss, or to that part of any loss, as the case may be, the proof of which, either as to its factual existence or as to its amount, is dependent upon an inventory computation or a profit and loss computation. In addition, the bond does not apply to the defense of any legal proceedings brought against the Insured, or to fees, costs or expenses incurred or paid by the Insured in prosecuting or defending any legal proceedings whether or not such proceedings results or would result in a loss to the Insured covered by this bond. In addition, the Company shall not be liable for any costs, fees and other expenses incurred by the Insured in establishing the existence or the amount of loss covered under this bond.

DISCOVERY PERIOD:

SECTION 3: Loss is covered under this bond only if (a) sustained directly from dishonest or fraudulent act(s) committed by any Employee(s) of Insured named in the attached schedule while this bond is in force as to such Employee(s), and (b) discovered prior to the expiration or sooner cancellation of this bond in its entirety as provided in Section 10, or from its cancellation or termination in its entirety in any other manner, whichever shall first happen.

DEFINITION OF EMPLOYEE:

SECTION 4: The word Employee or Employees, as used in this bond, shall be deemed to mean, respectively, one or more of the natural persons occupying a scheduled position (except directors or trustees of the Insured, if a corporation, who are not also officers or Employees thereof in some other capacity) while in the regular service of the Insured in the ordinary course of the Insured's business during the term of this bond, and whom the Insured compensates by salary, or wages and has the right to govern and direct in the performance of such service, and who are engaged in such service within any of the States of the United States of America, or within the District of Columbia, Puerto Rico, the Virgin Islands, or elsewhere for a limited period, but not to mean brokers, factors, commission merchants, consignees, contractors, or other agents or representatives of the same general character. The word Employee, as used in this bond, shall not be deemed to include a sole shareholder, sole proprietor or any other owner of the Insured who is also the sole individual performing services for or on behalf of the Insured.

FRAUDULENT OR DISHONEST ACT:

SECTION 5: A FRAUDULENT OR DISHONEST ACT OF AN EMPLOYEE OF THE INSURED SHALL MEAN AN ACT WHICH IS PUNISHABLE UNDER THE CRIMINAL CODE IN THE JURISDICTION WITHIN WHICH ACT OCCURRED, FOR WHICH SAID EMPLOYEE OCCUPYING A SCHEDULED POSITION IS TRIED AND CONVICTED BY A COURT OF PROPER JURISDICTION, UPON A COMPLAINT FILED IN THE FIRST INSTANCE BY THE NAMED INSURED.

MERGER OR CONSOLIDATION:

SECTION 6: If any natural persons shall be taken into the regular service of the Insured through merger or consolidation with some other concern, the Insured shall give the Company written notice thereof and shall pay an additional premium on any increase in the number of Employees covered under this bond as a result of such merger or consolidation computed pro rata from the date of such merger or consolidation to the end of the current premium period; and coverage shall only incept for such Employee(s) after notice and payment of premium to the Company.

NON-ACCUMULATION OF LIABILITY:

SECTION 7: The Company's liability under this bond and all continuations thereof should not be cumulative, and in no event should the Company be called upon to pay as a loss an amount greater than the largest single amount for the position occupied by any Employee causing a covered loss, whether said loss occurred during the term of any one or more bond(s). The liability of the Company for any Employee occupying more than one position at one time, or at different times, shall not exceed the largest amount of coverage specified for any single position occupied by said Employee, nor shall the liability exceed the amount in effect for the position when the first dishonest act of the Employee shall have occurred. In the event there are more Employees occupying the position covered in the schedule than are listed therein, the Company shall be liable only for such proportion of the amount of coverage as the number of Employees listed bears to the number of Employees actually occupying the position when the loss first occurred.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE:

SECTION 8: With respect to loss or losses caused by an Employee or which are chargeable to such Employee as provided in Section 5 and which occur partly under this bond and partly under other bonds or policies issued by the Company to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss or losses thereunder are discovered, the total liability of the Company under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount set forth under this bond on such loss or losses or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss or losses, if the latter amount be the larger.

SALVAGE:

SECTION 9: If the Insured shall sustain any loss or losses covered by this bond which exceed the amount of coverage provided by this bond, the Insured shall be entitled to all recoveries, except from suretyship, insurance, reinsurance security and indemnity taken by or for the benefit of the Company, by whomsoever made, on account of such loss or losses under this bond until fully reimbursed, less the actual cost of effecting the same; and less the amount of the deductible specified for the Employee causing such loss or losses.

CANCELLATION AS TO ANY EMPLOYEE:

SECTION 10: This bond shall be deemed cancelled as to any Employee named in the attached schedule: (a) immediately upon discovery by the Insured, or by any partner or officer thereof not in collusion with such Employee, of any fraudulent or dishonest act on the part of such Employee; or (b) at 12:01 A.M., standard time, upon the effective date specified in a written notice delivered to the Insured or sent by mail. Such date, if the notice be delivered, shall be not less than ten days after such delivery, or, if sent by mail, not less than fifteen days after the date of mailing. The mailing by Company of any notice under this bond to the Insured at its principal office shall be sufficient proof of notice.

CANCELLATION AS TO BOND IN ITS ENTIRETY:

SECTION 11: This bond shall be deemed cancelled in its entirety at 12:01 A.M., standard time, upon the effective date specified in a written notice delivered by the Insured to the Company or by the Company to the Insured, or sent by mail. Such date, if delivered by the Company, shall be not less than ten days after such delivery, or if sent by the Company by mail, not less than fifteen days after the date of mailing. The Company shall refund to the Insured the unearned premium computed pro rata if this bond be cancelled at the instance of the Company, or at short rates if cancelled or reduced at the instance of the Insured.

PRIOR FRAUD, DISHONESTY OR CANCELLATION :

SECTION 12: The Insured warrants that no Employee has committed any fraud or dishonest act known to the Insured or any partner or officer thereof not in collusion with such Employee while in the service of the Insured or otherwise. If prior to the issuance of this bond, any insurance in favor of the Insured or any predecessor in interest of the Insured shall have been cancelled as to any Employees of Insured by reason of (a) the discovery of any fraudulent or dishonest act on the part of such Employees, or (b) the giving of written notice of cancellation as to such Employee(s) by the insurer and if such Employees shall not have been reinstated under the same or superseding insurance, the Company shall not be liable under this bond on account of such Employees unless the Company shall agree in writing to include such Employees within the coverage of this bond.

LOSS – NOTICE – PROOF – LEGAL PROCEEDINGS:

SECTION 13: At the earliest practical moment, and in any event not later than fifteen days after discovery of any fraudulent or dishonest act on the part of any Employee named in the attached schedule by the Insured, or by any partner or officer thereof not in collusion with such Employee, the Insured shall give the Company written notice thereof and within 120 days after such discovery shall file with the Company affirmative proof of loss, itemized and duly sworn to, and shall upon request of the Company render every assistance, not pecuniary, to facilitate the investigation and adjustment of any loss. No suit to recover on account of loss under this bond shall be brought before the expiration of 60 days from the filing of proof of loss as aforesaid, nor after the expiration of 450 days from the date of discovery as aforesaid of the fraudulent or dishonest act causing such loss. If any limitation in this bond for giving notice, filing claim or bringing suit is prohibited or made void by any law controlling the construction of this bond, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

PART-TIME OR TEMPORARY EMPLOYEES:

SECTION 14: The named Insured shall not at any time while this bond is in force direct any temporary or part-time Employee(s) to the premises of another unless such Employee(s) is accompanied and supervised by a foreman who is in the regular employ of the Insured.

NEWLY COVERED POSITIONS:

SECTION 15: Subject to Section 6 hereof governing mergers and consolidations, automatic coverage is granted for the first 30 days service of any Employee occupying a newly created position identical with one listed in the schedule of positions in the amount specified in the schedule; provided, however, that the automatic coverage herein granted shall be void and of no effect from the beginning, unless during the said 30 days period the Insured has requested in writing that the position be added to the schedule and the Company by written acceptance has consented thereto.

CHANGING AMOUNT OF COVERAGE:

SECTION 16: Coverage on any Employee may be increased or decreased upon written request of the Insured, and shall become effective when agreed to in writing by the Company, without impairing the continuity hereunder, provided however, that the amount of coverage in effect at the time loss is discovered shall apply.

SECTION 17: If there is available to the Insured any other insurance or indemnity covering any loss covered by this bond, the Company shall be liable hereunder only for that part of such loss which is in excess of the amount recoverable or recovered from such other insurance or indemnity.

TRANSFER OF YOUR RIGHTS AND DUTIES UNDER THIS POLICY:

SECTION 18: The Insured's rights and duties under this policy may not be transferred or assigned without the Company's written consent.

SIGNED, SEALED AND DATED: **19th day of March, 2026**

                                              COLONIAL SURETY COMPANY

                                              By: Wayne Nunziata, President

SCHEDULE OF POSITIONS EFFECTIVE 30th day of April, 2026

(If there is more than one position of like classification, list by number, thus: Cashier No. 1, Cashier No.2)

NOTICE: COVERAGE IS NOT AVAILABLE UNDER THIS BOND FOR INDIVIDUALS WHO ARE BOTH AN OWNER AND SOLE EMPLOYEE OF THE INSURED.

Number	Position	Location		Amount	Premium
1	CEO	Fairhope, AL		---	---
			Total:	**$50,000**	**$194.91**

Colonial Surety Company

- Inc. 1930 -

123 Tice Boulevard Suite 250

Woodcliff Lake, NJ 07677

201-573-8788

Bond No: **CSC-2R8093893F**

RIDER #1

This Bond is subject to riders attached hereof as follows:

(1) **Insured:**

X1 Capital Inc.

6637 South Winding Brook Drive,

Fairhope, AL 36532

(2) **Additional Insured:**

Not Offered

(3) **Bond Amount:**

Fifty Thousand Dollars and No Cents ($50,000)

(4) **The maximum aggregate amount of liability for any and all losses shall not exceed the penalty of the bond regardless of number of positions or names scheduled.**

(5) **Each and every loss is subject to a** $0.00 **deductible.**

Signed, Sealed and dated this **19th day of March, 2026**

This bond shall not become effective until it has been properly approved and is null and void at initiation in the event of nonpayment of the premium by good funds.

COLONIAL SURETY COMPANY

By: Wayne Nunziata, President